SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Aura Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

John Kaleba
Matrix Capital Management Company LP
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham, MA 02451

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153U107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,112,870 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,112,870 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,112,870 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 05153U107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,112,870 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,112,870 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,112,870 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 05153U107	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Aura Biosciences, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 85 Bolton Street, Cambridge, MA 02140.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)

This Schedule 13D is being jointly filed by (i) Matrix Capital Management Company LP (the "Investment Manager"), a Delaware limited partnership, and the investment advisor to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the shares of Common Stock held by the Matrix Fund; and (ii) Mr. David E. Goel ("Mr. Goel"), who serves as the Managing General Partner of the Investment Manager, with respect to the shares of Common Stock held by the Matrix Fund.

The Investment Manager and Mr. Goel are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The address of the business office of each of the Reporting Persons is c/o Matrix Capital Management Company LP, Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Matrix Fund acquired (i) 2,327,870 shares (the "Conversion Shares") of Common Stock reported herein upon the automatic conversion of 31,891,823 shares of the Issuer's Series E Convertible Preferred Stock upon the completion of the Issuer's initial public offering (the "IPO") and (ii) 1,785,000 shares (the "IPO Shares") of Common Stock in the IPO at a price of $14 per IPO Share. Funds for the purchase of the IPO Shares were derived from general working capital of the Matrix Fund. A total of $24,990,000 was paid to acquire the IPO Shares.

CUSIP No. 05153U107	SCHEDULE 13D	Page 5 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION

In connection with the IPO, the Matrix Fund acquired the Conversion Shares and the IPO Shares.

Karan Takhar, a Senior Managing Director of the Investment Manager, serves on the board of directors of the Issuer.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

CUSIP No. 05153U107	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 28,409,613 shares of Common Stock outstanding immediately after the IPO, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on November 1, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons and the Matrix Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Matrix Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 7, 2021, the Matrix Fund entered into a lock-up agreement with the underwriters of the IPO that restrict its ability to sell or transfer its shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of not less than 180 days from the date of the Underwriting Agreement entered into by the Issuer in connection with the IPO without the prior written consent of the representatives of the underwriters that participated in the IPO, subject to certain exceptions (the "Lock-Up Agreement"), the form of which is attached as Exhibit B hereto and is incorporated herein by reference.

On March 18, 2021, the Matrix Fund entered into an Investors' Rights Agreement with the Company and the other parties thereto, pursuant to which, among other things, the Reporting Persons were granted customary registration rights with respect to their Conversion Shares (the "Fifth Amended and Restated Investors' Rights Agreement"), the form of which is attached as Exhibit C hereto and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

The foregoing descriptions of the Lock-Up Agreement and the Fifth Amended and Restated Investors' Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Subscription Agreement and the Investors' Rights Agreement which are attached hereto as Exhibit B and Exhibit C, respectively.

CUSIP No. 05153U107	SCHEDULE 13D	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated November 4, 2021.

Exhibit B:	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit I to Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 filed with the SEC on October 25, 2021).

Exhibit C:	Fifth Amended and Restated Investors' Rights Agreement (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 filed with the SEC on October 25, 2021).

CUSIP No. 05153U107	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2021

MATRIX CAPITAL MANAGEMENT COMPANY LP

By:	/s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
David E. Goel